SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 June 2007

Australia and New Zealand Banking Group Limited
ACN 005 357 522
(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:             ☒           Form 40-F              ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         ☐                                            No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand
Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date  12 June 2007
* Print the name and title of the signing officer under his signature.

Corporate Communications

100 Queen Street

Melbourne Vic 3000

www.anz.com

For Release: 12 June 2007

ANZ appoints Hongkong and Shanghai Bank’s
Michael Smith to succeed John McFarlane
on 1 October 2007

Mr Charles Goode, Chairman of Australia and New Zealand Banking Group Limited, today announced that the Board had appointed Mr Michael Smith, 50, to be ANZ’s Chief Executive Officer from 1 October 2007.   Mr. Smith will also join the Board of ANZ.

Mr Smith is President and Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited, Chairman of Hang Seng Bank Limited and Chairman of HSBC Bank Malaysia Berhad.  He is also the Global Head of Commercial Banking for the HSBC Group.

Mr Smith will succeed Mr John McFarlane who will leave ANZ on 30 September this year after 10 years as Chief Executive Officer.

“Michael is well qualified to take ANZ forward in its next stage of development.  He is an outstanding all-round banker.  In his 29 years with the HSBC Group he has developed an impressive track record across multiple businesses and geographies with extensive experience in retail and corporate banking,” Mr. Goode said today.

Mr Smith has led The Hongkong and Shanghai Banking Corporation Limited and HSBC Holding’s Asian business, since August 2003.  It has 60,000 employees in 22 countries, with total assets of A$523 billion and a profit before tax of A$10.6 billion.

“Michael has worked in most continents across the globe.  This includes senior management positions in Hong Kong, United Kingdom, Australia, Argentina and Malaysia, and in places as diverse as Oman and the Solomon Islands.  He brings to ANZ considerable experience of the Asian market place and a strong commercial banking background,” Mr. Goode said.

Commenting on his appointment Mr Smith said: “I am looking forward to being ANZ’s Chief Executive Officer, a significant publicly listed Australasian bank, and building on its strengths and culture.  I lived and worked in Australia for five years and my wife and I really look forward to coming back.  Two of our three children were born in Melbourne”.

In making the announcement Mr Goode also paid tribute to Mr McFarlane’s contribution to ANZ.

“John McFarlane has played a significant role in the development of ANZ.  Under his leadership ANZ has become Australia’s third largest bank, the leading bank in New Zealand and has a strong foundation for growth in Asia.

“Importantly, he has created an organisation with a reputation for consistently delivering on its promises to shareholders by transforming ANZ’s cost base, lowering risk and creating a new foundation and capability for the organisation.  This is most notable in ANZ’s vibrant culture and in ANZ’s strong customer and community recognition,” Mr Goode said.

Mr McFarlane said: “While there is still much to do in my remaining months at ANZ, I am pleased to be leaving the Group in such a strong position.  I am delighted that we have been able to attract an outstanding, internationally recognised banker and I know that with Mike’s appointment ANZ will be well led and has a great future.”

Mr Smith’s appointment follows an extensive worldwide search conducted by Whitehead Mann which involved interviews and assessments of external and internal candidates.  Mr Smith’s appointment is subject to the conditions noted in the Key Terms of Employment Contract.

For media enquiries, contact:	For analyst enquiries, contact:

Paul Edwards Head of Group Media Relations Tel: 03-9273-6955 or 0409-655 550 Email: paul.edwards@anz.com	Stephen Higgins Head of Investor Relations Tel: 03-9273-4282 or 0417-379 170 Email: stephen.higgins@anz.com

Attachments

•                  Biographical Details

•                  Summary of Key Terms of Employment Contract

Biographical Details

Michael Smith, OBE

•                  President and Chief Executive Officer, The Hongkong and Shanghai
Banking Corporation Limited

•                  Chairman, Hang Seng Bank Limited

•                  Chairman, HSBC Bank Malaysia Berhad

•                  Global Head of Commercial Banking, HSBC Group.

Career

After joining the HSBC Group in 1978, Mike Smith has held a wide variety of posts in Hong Kong and the Asia-Pacific region, the United Kingdom, Australia, the Middle East and South America, including appointments in Commercial, Institutional and Investment Banking, Planning and Strategy, Operations and General Management.

In 1984, Mike was appointed Manager Planning at The Hongkong and Shanghai Banking Corporation’s headquarters in Hong Kong.  A year later, he moved to Australia to take up the post of Manager Wholesale Banking based in Melbourne and was appointed State Manager New South Wales in 1987.  Mike moved to the United Kingdom to head the Planning Department of Midland Bank (now HSBC Bank plc) in 1990.  In 1993, he was appointed Managing Director International at Midland Bank, responsible for the Bank’s overseas businesses.

From 1995 to 1997, he was Executive Director and Deputy Chief Executive of Hong Kong Bank Malaysia Berhad (now HSBC Bank Malaysia Berhad).  He was appointed Chief Executive Officer of HSBC Argentina Holdings SA in 1997 and subsequently Chairman in 2000.

Mike took up his present appointment at The Hongkong and Shanghai Banking Corporation in January 2004.  He also became Chairman of HSBC Bank Malaysia Berhad and a director of HSBC Bank Australia Limited in January 2004.  He became Chairman of Hang Seng Bank Limited in April 2005.  He also took on the role of Global Head of Commercial Banking for the HSBC Group in June 2005.

Mike graduated with honours in 1978 from City University of London in Economic Sciences.

He is Head of Advisory Council of Asia Investment Corporation and a member of Chongqing Mayor’s International Economic Advisory Council.  Mike is also a member of the VISA International Asia Pacific Regional Board, as well as a Fellow of The Hong Kong Management Association.

Mike is married with three children.  His interests include wine, golf and classic cars.

Current Role

•                  Asia Pacific

-                    Largest network of any international financial institution in the region

-                    Total assets: A$523 billion, Profit before tax: A$10.6 billion

-                    Employees: 60,000

-                    600 branches and offices in 20 countries and territories in Asia Pacific

-                    20 branches and offices in 5 other countries outside Asia Pacific

-                    Asia accounts for 40% of HSBC Group’s pre tax profit

•                  Operating ratios

-                    ROE: 31%

-                    Cost efficiency ratio: 41.4%

•                  Commercial

-                    2.6 million customers in 62 locations

-                    Total assets: A$260 billion

-                    Profit before tax: A$7.2 billion

•                  Hang Seng Bank

-                    One of top 20 listed companies in Hong Kong

-                    62% owned by The Hong Kong and Shanghai Banking Corporation

-                    Serves 2.3 million people,

-                    150 outlets in Hong Kong, 16 outlets in mainland China

-                    Market capitalisation: A$31.7 billion, Profit before tax: A$2.2 billion

Career History

2005 — present	Global Head of Commercial Banking HSBC Group
2005 - present:	Chairman, Hang Seng Bank Ltd
2004 — present:	President & CEO, Hongkong and Shanghai Banking Corp
2004	Chairman, HSBC Bank Malaysia Berhad
Chairman and GGM: HSBC Argentina Holdings SA
1997	CEO: HSBC Argentina Holdings SA
Executive Director and Deputy CEO, HSBC Bank Malaysia Bhd
1993	Managing Director International, Midland Bank
1990	Planning Department, UK, Midland Bank
1987	State Manager, NSW, HSBC
1985	Manager Wholesale Banking, Australia, HSBC
1978	Joined HSBC Group, Hong Kong
BSc (Hons) Economic Sciences City University, London

Attachment

Michael Smith
Summary of Key Terms of Employment Contract

The key terms of the employment arrangements are summarised below.   They are in line with industry practice and ASX corporate governance guidelines and have been developed having regard to those guidelines and with the benefit of external advice on Australian and international peer company benchmarks.

The remuneration package is designed to ensure alignment of reward with the achievement of ANZ objectives as determined by the Board and with tangible returns to shareholders.  Grants of performance rights and deferred shares are subject to the approval of shareholders which will be sought at the 2007 Annual General Meeting.

Term

•                  The employment is a rolling twelve month contract with a minimum term of three years.

•                  The commencement date is 1 October, 2007.

Remuneration
The remuneration payable in respect of the first 3 years of employment is:

•                  A fixed component of A$3 million per annum which covers salary, fringe benefits tax and superannuation.   This component is constant for the first three years and will be reviewed annually thereafter.

•                  The Short Term Incentive target is A$3 million (100% of Fixed Reward) per annum.

The actual short term incentive awarded will be determined at the discretion of the Board based on ANZ and CEO performance against annual performance targets.

•                  A long term incentive (LTI) based on the Total Shareholder Return (TSR) of ANZ against Comparator Group companies over the relevant performance period.    The LTI covering the first three years of employment consists of 3 tranches of performance rights each to be granted (subject to shareholder approval) after the AGM in December 2007, and each to be to the value of A$3 million, at a zero exercise price. The performance periods for each tranche begin on date of grant and end on the 3rd, 4th and 5th anniversary respectively of grant of the performance rights.

The grant of the performance rights is subject to shareholder approval which will be sought at the 2007 Annual General Meeting.    If shareholder approval is not obtained, the LTI will be a cash award equivalent to the value of the performance rights which would have become exercisable for each tranche and performance period, subject to satisfaction of the performance and time hurdles.

•                  TSR is the change in the value of a share plus the value of reinvested dividends paid.    ANZ TSR performance equal to the median TSR of the Comparator Group will result in half the performance rights in the relevant tranche becoming exercisable.  ANZ TSR performance above median will result in further performance rights becoming exercisable, increasing on a straight line basis such that all performance rights in a tranche may be exercised if ANZ TSR is at or above the 75th percentile of the TSR of the Comparator Group.  The Comparator Group is determined by the Board of ANZ and consists of substantial listed Australian financial services companies.

•                  Sign on arrangement — in recognition of the remuneration foregone by Mr. Michael Smith as a consequence of joining ANZ, a sign on sum of A$9 million will be awarded, one third of which will vest at each of the 1st, 2nd and 3rd anniversaries of commencement of employment.   This compensation may be taken as deferred shares, if a share award is approved by shareholders at the 2007 Annual General Meeting, or as cash or a combination.

If taken in shares, they will be held in trust under the rules of the Employee Share Acquisition Plan until the end of the relevant vesting period.    If cash is elected or shareholder approval to a share award is not obtained, on vesting the amount paid will be the initial value of the relevant amount escalated at the 30 day bank bill rate throughout the period from commencement of employment until vesting, assuming interest is credited each 30 days.

If there is a change in control of ANZ any sign-on shares/cash which have not vested or been paid will vest or be paid.

In addition costs associated with relocation to Melbourne will be paid consistent with ANZ’s international relocation policies.   Also certain relocation expenses will be paid on termination of employment.

Termination

The employment agreement may be terminated in the circumstances described below with the remuneration consequences in respect of long term incentive (LTI) and sign on arrangements as noted, in each case to the extent permitted by the Corporations Act.

1.                                       Resignation by the CEO on 12 months notice.   In this event all unexercised LTI performance rights/cash equivalent and unvested sign on shares/cash alternative will be forfeited.

2.                                       Termination on notice by ANZ.   The notice period is 12 months or, if notice is given within the first 3 years of appointment, the unexpired term of 3 years.   In this circumstance all LTI performance rights/cash equivalent which have vested or which vest during the notice period will be retained and become exercisable; all LTI performance rights/cash equivalent which have not vested will be retained and will vest and become exercisable subject to the relevant time and performance hurdles being satisfied.   Sign on shares/cash alternative will vest in full.

3.                                       Termination without notice by ANZ for defined causes. If this occurs all LTI performance rights/cash equivalent and sign on shares/cash alternative (including shares held in trust vested or unvested) will be forfeited.

4.                                       In the event of death or total and permanent disability, all LTI performance rights/cash equivalent and sign on shares/cash alternative will vest.

Restraints

•                  Mr. Michael Smith is subject to a restraint for 6 months after ceasing employment with ANZ on being concerned in the business of another financial institution in Australia or New Zealand;

•                  In addition there is a restraint for nine months after employment with ANZ on soliciting away from ANZ, ANZ employees, customers or clients with whom the CEO had direct or indirect contact during the 12 months prior to employment ending with ANZ.

Conditions

•                  The employment is subject to obtaining the necessary work visa and to meeting all APRA requirements for the position.